Advisor Code of Ethics

The Advisor has adopted a Code of Ethics (the “Code”) as a separate policy and procedure document. The Code establishes the standard of business conduct that all Supervised Persons must follow and also addresses potential conflicts of interest and disclosure requirements surrounding:

•	Insider trading and material nonpublic information
•	Confidentiality of nonpublic information
•	Outside business activities of Supervised Persons
•	Gifts and entertainment given or received by the Advisor and/or its Supervised Persons
•	Political contributions to politically connected individuals and/or government entities
•	Personal securities trading of Supervised Persons with Access to Nonpublic Information regarding the purchase or sale of securities for Clients (“Access Persons”)
•	Receipt and acknowledgment of adherence to the Code

CCO Testing: The CCO or Delegate conducts a quarterly review of personal securities trading and documents the findings within the Advisor’s books and records. The CCO or Delegate is also responsible for reviewing outside business activities, political contributions, and gifts and entertainments.

PLEASE NOTE: See AdvisorCloud360® for the Outside Business Activity, Gifts and Entertainment, and Political Contributions Logs.